Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Nine Months Ended
	March 31, 2010	March 31, 2010

Income available to common stockholders	$1,864	$4,800

Weighted average shares outstanding	67,875	67,989

Basic earnings per share	$0.03	$0.07

Income for diluted earnings per share	$1,864	$4,800

Total weighted average common shares and equivalents outstanding for diluted computation	67,875	67,989

Diluted earnings per share	$0.03	$0.07